Management’s Discussion and Analysis Alithya Group inc. For the three and six months ended September 30, 2024

Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three-month and six-month periods ended September 30, 2024. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s interim condensed consolidated financial statements and accompanying notes for the three-month and six-month periods ended September 30, 2024 and 2023 (the "Q2 Financial Statements"), as well as the audited consolidated financial statements and MD&A for the fiscal year ended March 31, 2024. These documents, as well as the Company's Annual Information Form, and additional information regarding the business of the Company, are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.com and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
For reporting purposes, the Company prepared the Q2 Financial Statements in Canadian dollars in accordance with IAS 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US$” are to U.S. dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See section 5 titled “Non-IFRS and Other Financial Measures”.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available up to November 13, 2024, the date the Company’s Board of Directors (“Board”) approved this MD&A and the Q2 Financial Statements.
2. Forward-Looking Statements and Financial Outlook
This MD&A contains statements that may constitute “forward-looking information”, "forward-looking statements" or "financial outlook" within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to maintain and develop our business, including by broadening the scope of our service offerings, by leveraging artificial intelligence ("AI"),

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 2

our geographic presence, our expertise, and our integrated offerings, and by entering into new contracts and penetrating new markets; (iv) our strategy, future operations, and prospects, including our expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with long-term growing return on investment; (v) our ability to service our debt and raise additional capital; (vi) our estimates regarding our financial performance, including our revenues, profitability, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to identify suitable acquisition targets and realize the expected synergies or cost savings relating to their integration, and (viii) our ability to balance, meet and exceed the needs of our stakeholders.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and strategic business plan outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of the MD&A for the year ended March 31, 2024, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
With professionals in Canada, the United States, and internationally, Alithya provides technology advisory services based on deep expertise in strategy and digital transformation. The Company guides and supports its clients in the pursuit of their business objectives, leveraging innovation and delivery excellence in the application of digital technologies.
Alithya’s collective intelligence and expertise targets three main pillars: strategic consulting, enterprise transformation, and business enablement. With collaboration at the core of its business model, Alithya professionals deliver practical IT services and solutions to help solve complex business challenges for clients in the financial services, healthcare, manufacturing, government, energy, higher education, telecommunications, transportation and logistics, and other sectors. The Company has developed industry-specific solutions and services for many of these industries that aim at solving sector-specific business challenges and helping expedite the time to value of technology investments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 3

Alithya's expertise with respect to its main pillars, offered in each reportable segment, includes:
•Strategic Consulting: Alithya provides advisory services for digital strategy, organization performance, cybersecurity, enterprise architecture, and change management. Business outcomes in this area include refining business processes to reflect real-world scenarios; boosting systems security from cyberattacks; migrating critical applications and data to the cloud; understanding the optimal enterprise architecture approach; defining change management strategies; and facilitating project planning activities for software selections, strategic roadmaps, or agile/scrum delivery teams.
•Enterprise Transformation: Alithya has more than 20 years of business transformation and enterprise applications implementation experience with enterprise resource planning (ERP), supply chain management (SCM), enterprise performance management (EPM), customer relationship management (CRM), and human capital management (HCM). Also, leveraging AI and machine learning technologies as a foundation, the Company provides transformational solutions and services for cloud infrastructure, custom applications development, legacy systems modernization, control/software engineering, data and analytics, and intelligent document processing. Alithya not only helps clients modernize enterprise applications through upgrades and the consolidation of multiple systems, but also helps to define overall technology ecosystems, to envision the use and impact of AI throughout an organization, and to build custom applications to address unique client needs.
•Business Enablement: Alithya offers ongoing paths to drive value through the provision of digital adoption and training, managed services, change enablement, and quality engineering. This practice area enables Alithya to move beyond advisory, implementations and project go-lives to provide ongoing value, including using AI to mine data for important insights for making faster, smarter business decisions; realizing a return on investment (ROI) on digital projects by driving adoption and consumption of technology; helping clients to train and retain their workforce; bookending a change management strategy with a change enablement plan that converts visions into reality; and providing a routine, consistent way to test updates and fixes before deploying any new software products.
Competitive Environment
For many companies, digital systems and infrastructures are among their most important and strategic assets. These assets require significant investments and increasingly serve as key differentiators and drivers of growth for customers.
Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with proprietary business processes, combined with product customization. That is where digital transformation comes into play, inviting companies to make a shift in their approach and to evolve from traditional information technologies to flexible digital technologies.
As businesses’ technology spending continues to increase, digital technology firms such as Alithya are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the use of the most optimal technologies.
Alithya believes it is well positioned to respond to these trends in clients’ investments in digital technology. Alithya’s business model is built on a philosophy of focusing on our clients’ complex business challenges, offering flexible and creative solutions, enabling clients to realize maximum benefits from their digital technology

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 4

investments. Alithya positions itself as an agile trusted advisor and partner capable of delivering rapid results for its clients.
Alithya’s competitors, in each of its operating and reportable segments, include systems integration firms, application software companies, cloud computing service providers, large or traditional consulting firms, professional services groups of computer equipment companies, infrastructure management and outsourcing companies and boutique digital companies. In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates.
Alithya competes based on the following principal differentiating factors: vision and strategic advisory ability, digital services capabilities, performance and reliability, quality of technical support, training and services, global presence, responsiveness to client needs, reputation and experience, financial stability, strong corporate governance and competitive pricing of services.
Alithya also relies on the following measures to compete effectively: (a) investments to scale its services practice areas; (b) a well-developed recruiting, training and retention model; (c) a successful service delivery model; (d) a broad referral base; (e) continual investment in process improvement and knowledge capture; (f) investment in infrastructure and research and development; (g) continued focus on responsiveness to client needs, quality of services and competitive prices; and (h) project management capabilities and technical expertise.
4. Strategic Business Plan Outlook
Alithya embarked on a journey to be recognized as the trusted technology advisor of its clients. By the end of fiscal 2027, management believes that our achievement of this new scale and scope will allow us to leverage our industry knowledge, geographic presence, expertise, integrated offerings, and our position on the value chain to target higher value IT segments.
Our strategic process begins with our agile approach to aligning our offerings with the most pressing challenges being experienced within the sectors that we service, and in our ability to continuously reinforce the building blocks of trusted relationships with our clients, our people, our investors, and our partners. To ensure that we remain innovative and relevant, we strive to meet or exceed the expectations of our stakeholders, including optimizing employee experiences, assisting our clients in achieving their missions, and creating greater value for our investors.
More specifically, Alithya has developed a three-year strategic plan outlining objectives, keeping in mind our stakeholders' interests, with the primary goals detailed as follows:
•Increasing scale through organic growth and strategic acquisitions:
◦Organic Growth: Alithya aims to achieve between 5 and 10 percent annualized organic growth.
◦Acquisitions: Alithya plans to acquire complementary businesses totaling 150 million dollars of revenues.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 5

◦AI and IP Solutions: Alithya intends to increase the utilization of its AI and intellectual property solutions.
•Providing our investors, partners and stakeholders with long-term growing return on investment:
◦Profitability: Alithya’s Adjusted EBITDA Margin(1) is targeted to increase to within the range of 11 to 13 percent.
◦Smart shoring centers: Alithya aims to deliver an increasing percentage of its business through smart shoring centers.
◦Environmental goal: Alithya endeavours to obtain Carbon Care Certification® (Level 1), and to initiate steps towards achieving carbon neutrality certification (Level 2).
These objectives set out in our three-year strategic plan launched on April 1, 2024, are based on our current business plan and strategies and are not intended to be a forecast or a projection of future results. Rather, they are objectives that we seek to achieve from the execution of our strategy over time, and contemplate our historical performance and certain assumptions including but not limited to (i) our ability to execute our growth strategies, (ii) our ability to identify and acquire complementary businesses on accretive terms, and (iii) our estimates and expectations in relation to future economic and business conditions and other factors.

1 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 7.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measure for the three months and six months ended September 30, 2024 and 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 6

5. Non-IFRS and Other Financial Measures
Alithya reports its financial results in accordance with IFRS. This MD&A includes certain non-IFRS and supplementary financial measures and ratios to assess Alithya's financial performance. These measures are provided as additional information to complement IFRS measures by providing further understanding of Alithya's results of operations from management's perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight into Alithya's operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures.
The non-IFRS measures used by Alithya are described below:
EBITDA and EBITDA Margin
“EBITDA” refers to net earnings (loss) before adjusting for income tax expense (recovery), net financial expenses, amortization of intangibles, and depreciation of property and equipment and right-of-use assets.
“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period.
Management believes that EBITDA and EBITDA Margin are useful measures for investors as they provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration non-cash depreciation and amortization. For a reconciliation of net earnings (loss) to EBITDA, see section 7.8 titled “EBITDA and Adjusted EBITDA”.
Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted Net Earnings” refers to net earnings (loss) before adjusting for amortization of intangibles, impairment of intangibles and goodwill, impairment of property and equipment and right-of-use assets and (gain) loss on lease termination, share-based compensation, business acquisition, integration and reorganization costs, other redundant items, including severance consisting of termination and benefit costs for key management personnel, and the income tax effects of these items.
“Adjusted Net Earnings per Share” is calculated by dividing Adjusted Net Earnings by the weighted average number of outstanding Class A Subordinate Voting Shares ("Subordinate Voting Shares") and Class B Multiple Voting Shares ("Multiple Voting Shares"), during the period.
Management believes that Adjusted Net Earnings and Adjusted Net Earnings per Share are useful measures for investors as they allow comparability of operating results from one period to another, prior to taking into consideration non-cash items, business acquisition, integration and reorganization costs, and severance consisting of termination and benefit costs for key management personnel, which can vary significantly from period to period. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration the non-cash and other items listed above which have resulted primarily from acquisitions and their subsequent integrations. For a reconciliation of net earnings (loss) to Adjusted Net Earnings, see section 7.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 7

Adjusted EBITDA and Adjusted EBITDA Margin
“Adjusted EBITDA” refers to net earnings (loss) before adjusting for income tax expense (recovery), net financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, impairment of intangibles and goodwill, impairment of property and equipment and right-of-use assets and (gain) loss on lease termination, share-based compensation, business acquisition, integration and reorganization costs, and other redundant items, including severance consisting of termination and benefit costs for key management personnel.
“Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Management believes that Adjusted EBITDA and Adjusted EBITDA Margin are useful measures for investors as they allow comparability of operating results from one period to another. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net earnings (loss) to Adjusted EBITDA, see section 7.8 titled “EBITDA and Adjusted EBITDA”.
Constant Dollar Revenue and Constant Dollar Growth
“Constant Dollar Revenue” is a measure of revenue and revenue by geographic location before foreign currency translation impacts. This measure is calculated by translating current period revenue and revenue by geographic location in local currency using the exchange rates in the equivalent period from the prior year.
“Constant Dollar Growth” is a measure of revenue growth and revenue growth by geographic location, expressed as a percentage, before foreign currency translation impacts. This measure is calculated by dividing Constant Dollar Revenue as described above with prior period revenue.
Management believes that Constant Dollar Revenue and Constant Dollar Growth are useful measures for investors as they allow revenue to be adjusted to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. For a reconciliation of revenues to Constant Dollar Revenue by geographic location, see section 7.1 titled “Revenues”.
Net Debt
“Net Debt” refers to long-term debt, including the current portion, less cash. For the calculation of Net Debt, see section 9.6 titled “Long-Term Debt and Net Debt”. Management believes that Net Debt is a useful measure for investors as it provides an indication of the liquidity of the Company.
Other Financial Measures
The other financial measures used by Alithya are described below:
“Gross Margin as a Percentage of Revenues” is calculated by dividing gross margin by revenues.
“Selling, General and Administrative Expenses as a Percentage of Revenues” is calculated by dividing selling, general and administrative expenses by revenues.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 8

“Bookings” refers to the amount of signed revenue agreements during the period, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts. Management believes information regarding bookings can provide useful trend insight to investors regarding changes in the volume of new business over time.
“Book-to-Bill Ratio” is calculated by dividing Bookings by revenues, for the same period. Management believes this measure allows for the monitoring of the Company’s backlog and offers useful insight to investors on how the business varies and evolves over time. This measure is best used over a long period as it could fluctuate significantly from one quarter to the other.
“Backlog” refers to the amount of future revenue stemming from signed revenue agreements, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts, expressed as a number of months of trailing twelve-month revenue, as at a given date. Backlog differs from the IFRS definition of remaining performance obligations, as disclosed in the Company's consolidated financial statements, as backlog also includes time and materials arrangements in which contractual billings correspond with the value provided to the client and contracts with original expected durations under one year. Management believes that backlog information can provide useful trend insight to investors regarding changes in management’s best estimate of future revenue stemming from signed revenue agreements.
“Days Sales Outstanding” (“DSO”) refers to the average number of days it takes for the Company to convert its accounts receivable and other receivables (net of sales taxes) and unbilled revenues, less deferred revenues, into cash. Management believes this measure provides useful insight to investors regarding the Company's liquidity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 9

6. Financial Highlights

Results of Operations	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Revenues	111,514	118,492	232,389	250,087
Gross Margin	34,128	34,791	72,658	72,884
Gross Margin as a Percentage of Revenues (1)	30.6%	29.4%	31.3%	29.1%
Selling, General and Administrative Expenses	25,869	29,930	57,528	62,429
Selling, General and Administrative Expenses as a Percentage of Revenues (1)	23.2%	25.3%	24.8%	25.0%
Net Loss	(270)	(9,176)	(3,032)	(16,421)
Basic and Diluted Loss per Share	(0.00)	(0.10)	(0.03)	(0.17)
Adjusted Net Earnings (2)	5,260	258	10,206	3,250
Adjusted Net Earnings per Share (2)	0.05	0.00	0.11	0.03
Adjusted EBITDA (3)	9,298	6,456	19,356	15,511
Adjusted EBITDA Margin (3)	8.3%	5.4%	8.3%	6.2%

Other	September 30,	March 31,
(in $ thousands, except Backlog and DSO)	2024	2024
	$	$
Total Assets	395,312	416,497
Non-Current Financial Liabilities (4)	114,994	116,161
Total Long-Term Debt	108,971	117,382
Net Debt (5)	96,542	108,523

Backlog (1)	16 months	16 months
DSO (1)	57 days	56 days

Shares, Stock Options and Share Units Outstanding	November 12,
2024
Subordinate Voting Shares	88,557,937
Multiple Voting Shares	7,274,248
Stock Options (6)	3,889,623
Deferred Share Units ("DSUs")	1,366,073
Restricted Share Units ("RSUs")	245,952
Performance Share Units ("PSUs")	1,942,757

1 This is an other financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.
2 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 7.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share” for a quantitative reconciliation to the most directly comparable IFRS measures.
3 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 7.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 10

4 Non-current financial liabilities include the long-term portion of the long-term debt, the long-term portion of lease liabilities, and the long-term portion of the contingent consideration. For an explanation of the variance, refer to section 9.6 titled "Long-Term Debt and Net Debt".
5 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 9.6 titled “Long-Term Debt and Net Debt” for a quantitative reconciliation to the most directly comparable IFRS measures and an explanation of the variance.
6 Includes 505,264 stock options to purchase Multiple Voting Shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 11

For the three months ended September 30, 2024:
•Revenues decreased 5.9% to $111.5 million, compared to $118.5 million for the same quarter last year.
•84% of revenues were generated from clients which we had in the same quarter last year.
•Gross margin decreased 1.9% to $34.1 million, compared to $34.8 million for the same quarter last year.
•Gross Margin as a Percentage of Revenues increased to 30.6%, compared to 29.4% for the same quarter last year.
•Selling, general and administrative expenses decreased by $4.0 million, or 13.6%, to $25.9 million, compared to $29.9 million for the same quarter last year. On a sequential basis, selling, general and administrative expenses decreased by $5.8 million, from $31.7 million for the first quarter of this year.
•Net loss was $0.3 million, or $0.00 per share, compared to a net loss of $9.2 million, or $0.10 per share, for the same quarter last year.
•Adjusted Net Earnings amounted to $5.3 million, representing an increase of $5.0 million, from $0.3 million for same quarter last year. This translated into Adjusted Net Earnings per Share of $0.05, compared to $0.00 for the same quarter last year.
•Adjusted EBITDA increased 44.0% to $9.3 million, for an Adjusted EBITDA Margin of 8.3% of revenues, compared to $6.5 million, for an Adjusted EBITDA Margin of 5.4% of revenues, for the same quarter last year.
•Net cash from operating activities was $3.0 million, representing an increase of $20.3 million, from net cash used in operating activities of $17.3 million for the same quarter last year.
•Q2 Bookings(1) reached $84.0 million, which translated into a Book-to-Bill Ratio(1) of 0.75 for the quarter. The Book-to-Bill Ratio would be 0.85 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.
•Backlog represented approximately 16 months of trailing twelve-month revenues as at September 30, 2024.

1 This is an other financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 12

7. Results of Operations

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands, except for per share data)	2024	2023	2024	2023
	$	$	$	$
Revenues	111,514	118,492	232,389	250,087
Cost of revenues	77,386	83,701	159,731	177,203
Gross margin	34,128	34,791	72,658	72,884

Operating expenses
Selling, general and administrative expenses	25,869	29,930	57,528	62,429
Business acquisition, integration and reorganization costs	549	2,663	1,332	3,768
Depreciation	1,102	1,498	2,197	3,166
Amortization of intangibles	4,635	6,177	9,279	13,001
Foreign exchange loss (gain)	259	112	242	(16)
	32,414	40,380	70,578	82,348
Operating income (loss)	1,714	(5,589)	2,080	(9,464)
Net financial expenses	1,502	3,073	3,874	6,293
Earnings (loss) before income taxes	212	(8,662)	(1,794)	(15,757)
Income tax expense
Current	195	86	299	287
Deferred	287	428	939	377
	482	514	1,238	664
Net loss	(270)	(9,176)	(3,032)	(16,421)
Basic and diluted loss per share	(0.00)	(0.10)	(0.03)	(0.17)

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 13

7.1Revenues
The following table reconciles Constant Dollar Revenue(1) to revenues by geographic location:

	For the three months ended September 30,			For the six months ended September 30,
(in $ thousands, except for percentages)	2024	2023	% (2)	2024	2023	%

Total Alithya revenue as reported	111,514	118,492	(5.9)%	232,389	250,087	(7.1)%
Variation prior to foreign currency impact	(6.7)%			(7.8)%
Foreign currency impact	0.8%			0.7%
Variation over previous period	(5.9)%			(7.1)%
Canada
Constant dollar revenue	59,642	67,959	(12.2)%	124,777	144,946	(13.9)%
Foreign currency impact	—			—
Canada revenue as reported	59,642	67,959	(12.2)%	124,777	144,946	(13.9)%
U.S.
Constant dollar revenue	46,030	45,745	0.6%	95,826	94,989	0.9%
Foreign currency impact	778			1,690
U.S. revenue as reported	46,808	45,745	2.3%	97,516	94,989	2.7%
International
Constant dollar revenue	4,932	4,788	3.0%	9,934	10,152	(2.1)%
Foreign currency impact	132			162
International revenue as reported	5,064	4,788	5.8%	10,096	10,152	(0.6)%

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
2 Constant Dollar Growth, which is a Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
Revenues amounted to $111.5 million for the three months ended September 30, 2024, representing a decrease of $7.0 million, or 5.9%, from $118.5 million for the three months ended September 30, 2023.
Revenues in Canada decreased by $8.4 million, or 12.2%, to $59.6 million for the three months ended September 30, 2024, from $68.0 million for the three months ended September 30, 2023. The decrease in revenues was due primarily to one client's major transformation project reaching maturity and a reduction in revenues from a few government contracts, partially offset by organic growth in certain areas of the business, compared to the same quarter last year.
U.S. revenues increased by $1.1 million, or 2.3%, to $46.8 million for the three months ended September 30, 2024, from $45.7 million for the three months ended September 30, 2023, due primarily to organic growth in certain areas of the business, including a favorable US$ exchange rate impact of $0.8 million between the two periods, partially offset by a decrease in software revenues.
International revenues increased by $0.3 million, or 5.8%, to $5.1 million for the three months ended September 30, 2024, from $4.8 million for the three months ended September 30, 2023.
Revenues amounted to $232.4 million for the six months ended September 30, 2024, representing a decrease of $17.7 million, or 7.1%, from $250.1 million for the six months ended September 30, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 14

Revenues in Canada decreased by $20.1 million, or 13.9%, to $124.8 million for the six months ended September 30, 2024, from $144.9 million for the six months ended September 30, 2023. The decrease in revenues was due primarily to a reduction in information technology investments in the banking sector, one client's major transformation project reaching maturity and a reduction in revenues from a few government contracts.
U.S. revenues increased by $2.5 million, or 2.7%, to $97.5 million for the six months ended September 30, 2024, from $95.0 million for the six months ended September 30, 2023, due primarily to organic growth in certain areas of the business, including a favorable US$ exchange rate impact of $1.7 million between the two periods, partially offset by a decrease in software revenues,
International revenues decreased by $0.1 million, or 0.5%, to $10.1 million for the six months ended September 30, 2024, from $10.2 million for the six months ended September 30, 2023.
7.2Gross Margin
Gross margin decreased by $0.7 million, or 1.9%, to $34.1 million for the three months ended September 30, 2024, from $34.8 million for the three months ended September 30, 2023. Gross margin as a percentage of revenues increased to 30.6% for the three months ended September 30, 2024, from 29.4% for the three months ended September 30, 2023.
In Canada, gross margin as a percentage of revenues increased, compared to the same quarter last year, mainly due to higher hourly billing rates and a proportionally larger decrease in the use of subcontractors compared to permanent employees.
In the U.S., gross margin as a percentage of revenues decreased slightly compared to the same quarter last year, primarily due to a decrease in software revenues, which historically had a higher gross margin as a percentage of revenues, partially offset by higher hourly billing rates and utilization.
International gross margin as a percentage of revenues increased compared to the same quarter last year, as certain projects had slower starts in the prior period, partially offset by reduced activities in Australia and lower utilization in certain jurisdictions in the current period.
Gross margin decreased by $0.2 million, or 0.3%, to $72.7 million for the six months ended September 30, 2024, from $72.9 million for the six months ended September 30, 2023. Gross margin as a percentage of revenues increased to 31.3% for the six months ended September 30, 2024, from 29.1% for the six months ended September 30, 2023, despite annual salary increases which came into effect in the first quarter of this year.
In Canada, gross margin as a percentage of revenues increased for the six months ended September 30, 2024, compared to the same period last year, mainly due to higher hourly billing rates and a proportionally larger decrease in the use of subcontractors compared to permanent employees.
In the U.S., gross margin as a percentage of revenues decreased slightly for the six months ended September 30, 2024, primarily due to a decrease in software revenues, which historically had a higher gross margin, partially offset by higher hourly billing rates and utilization.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 15

International gross margin as a percentage of revenues decreased for the six months ended September 30, 2024, compared to the same period last year, mainly due to lower utilization and reduced activities in Australia, which historically had a higher gross margin.
7.3Operating Expenses
7.3.1Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, occupancy costs, information technology and communications costs, share-based compensation, professional fees, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $25.9 million for the three months ended September 30, 2024, representing a decrease of $4.0 million, or 13.6%, from $29.9 million for the three months ended September 30, 2023. Selling, general and administrative expenses as a percentage of revenues amounted to 23.2% for the three months ended September 30, 2024, compared to 25.3% for the same period last year. The decrease in selling, general and administrative expenses was driven mainly by decreases of $1.8 million in employee compensation costs, primarily variable compensation, $0.5 million in professional fees, $0.5 million in non-cash share-based compensation, $0.5 million in business development costs, $0.3 million in travel costs, $0.2 million in recruiting fees, and $0.1 million in occupancy costs. On a sequential basis, selling, general and administrative expenses decreased by $5.8 million, from $31.7 million for the first quarter, due primarily to decreased employee compensation expenses, primarily variable compensation, and severance consisting of termination and benefit costs for key management personnel.
In Canada, expenses decreased by $2.3 million, or 14.6%, to $13.2 million for the three months ended September 30, 2024, from $15.5 million for the three months ended September 30, 2023, due primarily to decreases of $1.1 million in employee compensation costs, $0.3 million in non-cash share-based compensation, $0.3 million in professional fees, and $0.2 million in business development costs.
U.S. expenses decreased by $2.0 million, or 14.7%, to $11.2 million for the three months ended September 30, 2024, from $13.2 million for the three months ended September 30, 2023, due primarily to decreases of $0.7 million in employee compensation costs, $0.3 million in non-cash share-based compensation, $0.2 million in professional fees, $0.2 million in travel costs, and $0.2 million in business development costs. The decreased expenses include an unfavorable US$ exchange rate impact of $0.2 million.
International expenses increased by $0.1 million, or 9.7%, to $1.4 million for the three months ended September 30, 2024, from $1.3 million for the three months ended September 30, 2023, due primarily to an increase of $0.2 million in employee compensation costs, partially offset by a decrease of $0.1 million in non-cash shared-based compensation.
Selling, general and administrative expenses totaled $57.5 million for the six months ended September 30, 2024, representing a decrease of $4.9 million, or 7.9%, from $62.4 million for the six months ended September 30, 2023. Selling, general and administrative expenses as a percentage of revenues amounted to 24.8% for the six months ended September 30, 2024, compared to 25.0% for the same period last year. The decrease in selling, general and administrative expenses was driven mainly by decreases of $1.4 million in impairment of property and equipment and right-of-use assets, stemming from impairment

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 16

charges last year as part of Alithya's review of its real estate strategy following the integration of acquisitions and changes in working conditions in order to reduce the Company's footprint and realize synergies, $0.9 million in non-cash share-based compensation, $0.6 million in occupancy costs, $0.5 million in employee compensation costs despite $1.5 million of severance consisting of termination and benefit costs for key management personnel in the first quarter, $0.5 million in business development costs, $0.3 million in travel costs, $0.3 million in IT projects and support costs, $0.2 million in professional fees, and $0.2 million in recruiting fees.
Expenses in Canada decreased by $4.2 million, or 12.5%, to $29.8 million for the six months ended September 30, 2024, from $34.0 million for the six months ended September 30, 2023, due primarily to decreases of $1.4 million in impairment of property and equipment and right-of-use assets, as discussed above, $0.8 million in non-cash share-based compensation, $0.6 million in employee compensation costs despite severance consisting of termination and benefit costs for key management personnel in the first quarter, $0.5 million in occupancy costs, $0.3 million in information technology and communications costs, $0.3 million in business development costs, and $0.2 million in recruiting fees.
US expenses decreased by $0.9 million, or 3.6%, to $25.0 million for the six months ended September 30, 2024, from $25.9 million for the six months ended September 30, 2023, due primarily to decreases of $0.2 million in non-cash share-based compensation, $0.2 million in employee compensation costs despite severance consisting of termination and benefit costs for key management personnel in the first quarter, $0.2 million in business development costs, $0.2 million in travel costs, $0.1 million in professional fees, and $0.1 million in occupancy costs. The decreased expenses were partially offset by an unfavorable US$ exchange rate impact of $0.4 million.
International expenses increased by $0.3 million, or 10.6%, to $2.8 million for the six months ended September 30, 2024, from $2.5 million for the six months ended September 30, 2023, mainly due to an increase of $0.3 million in employee compensation costs.
7.3.2Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Stock options	19	151	69	336
Share purchase plan – employer contribution	343	350	687	707
Share-based compensation granted on business acquisitions	163	402	573	1,287
DSUs	182	135	364	319
RSUs	253	111	560	126
PSUs	79	446	471	898
	1,039	1,595	2,724	3,673

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 17

Share-based compensation amounted to $1.0 million for the three months ended September 30, 2024, representing a decrease of $0.6 million, from $1.6 million for the three months ended September 30, 2023. The decrease in share-based compensation was driven primarily by decreased PSU expenses resulting from a recovery of expenses following management's review of assumptions related to the achievement of a performance vesting condition, decreased expenses related to share-based compensation granted on business acquisitions, and reversals of share-based compensation expense for forfeited equity instruments, partially offset by increased expenses related to RSUs.
Share-based compensation amounted to $2.7 million for the six months ended September 30, 2024, representing a decrease of $1.0 million, from $3.7 million for the six months ended September 30, 2023. The decrease in share-based compensation was driven primarily by decreased expenses related to share-based compensation granted on business acquisitions, reversals of share-based compensation expense for forfeited equity instruments, and decreased PSU expenses resulting from a recovery of expenses following management's review of assumptions related to the achievement of a performance vesting condition, partially offset by increased expenses related to RSUs.
7.3.3Business Acquisition, Integration and Reorganization Costs
Business acquisition, integration and reorganization costs amounted to $0.5 million for the three months ended September 30, 2024, representing a decrease of $2.2 million, from $2.7 million for the three months ended September 30, 2023, driven primarily by a $1.4 million decrease in reorganization costs, mainly related to severance payments from workforce reductions in response to the economic environment during the same period last year, a $0.4 million decrease in integration costs, mainly due to retention compensation related to a previous business acquisition in the same period last year, and a $0.3 million decrease in acquisition costs.
Business acquisition, integration and reorganization costs amounted to $1.3 million for the six months ended September 30, 2024, representing a decrease of $2.5 million, from $3.8 million for the six months ended September 30, 2023, driven primarily by decreases of $1.0 million in integration costs, due to retention compensation related to a previous business acquisition and lease termination costs for vacated premises in the previous year, $1.0 million in reorganization costs related to severance payments from workforce reductions in response to the economic environment in the first six months of last year, $0.3 million in acquisition costs, and $0.2 million in employee compensation on business acquisition.
7.3.4    Depreciation
Depreciation totaled $1.1 million for the three months ended September 30, 2024, compared to $1.5 million for the three months ended September 30, 2023. These costs consisted primarily of depreciation of Alithya’s property and equipment, which decreased by $0.4 million, and right-of-use assets.
Depreciation totaled $2.2 million for the six months ended September 30, 2024, compared to $3.2 million for the six months ended September 30, 2023. These costs consisted primarily of depreciation of Alithya’s property and equipment, which decreased by $0.9 million, and right-of-use assets, which decreased by $0.1 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 18

7.3.5Amortization of Intangibles
Amortization of intangibles totaled $4.6 million for the three months ended September 30, 2024, compared to $6.2 million for the three months ended September 30, 2023. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which decreased by $1.4 million, as certain intangibles were fully amortized, compared to the same quarter last year.
Amortization of intangibles totaled $9.3 million for the six months ended September 30, 2024, compared to $13.0 million for the six months ended September 30, 2023. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which decreased by $3.6 million, and amortization of software, which decreased by $0.1 million.
7.3.6Foreign Exchange Loss (Gain)
Foreign exchange loss amounted to $0.3 million for the three months ended September 30, 2024, compared to $0.1 million for the three months ended September 30, 2023.
Foreign exchange loss amounted to $0.2 million for the six months ended September 30, 2024, compared to a gain of $0.02 million for the six months ended September 30, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 19

7.4Other Income and Expenses
7.4.1Net Financial Expenses
Net financial expenses are summarized in the table below:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Interest on long-term debt	1,315	2,741	3,452	5,762
Interest on lease liabilities	113	186	237	375
Amortization of finance costs	55	99	132	197
Interest accretion on balance of purchase price payable	44	84	132	211
Financing fees	75	40	183	92
Interest income	(100)	(77)	(262)	(344)
	1,502	3,073	3,874	6,293

Net financial expenses amounted to $1.5 million for the three months ended September 30, 2024, representing a decrease of $1.6 million, or 51.1%, from $3.1 million for the three months ended September 30, 2023, driven mainly by decreased interest-bearing debt, which accounted for the decrease in interest on long-term debt, including an adjustment related to a prior period, and decreased interest on lease liabilities.
Net financial expenses amounted to $3.9 million for the six months ended September 30, 2024, representing a decrease of $2.4 million, or 38.4%, from $6.3 million for the six months ended September 30, 2023, driven mainly by decreased interest-bearing debt and an adjustment related to a prior period, which accounted for the decrease in interest on long-term debt, and decreases in interest accretion on balances of purchase payable and interest on lease liabilities, partially offset by increased financing fees and decreased interest income, earned primarily in the first quarter of last year on a special one-time commercial agreement.
7.4.2Income Taxes
Income tax expense amounted to $0.5 million for the three months ended September 30, 2024 and 2023, due primarily to an increase in current income tax expense, partially offset by a decrease in deferred tax expense, compared to the same quarter last year, as a result of increased taxable income in certain jurisdictions. Certain entities of the Group, with a history of losses, do not recognize deferred tax assets related to their loss in the period.
Income tax expense amounted to $1.2 million for the six months ended September 30, 2024, representing an increase of $0.5 million, from $0.7 million for the six months ended September 30, 2023, due primarily to an increase in deferred tax expense, as a result of increased taxable income in certain entities for which deferred tax assets were previously recognized. Certain entities of the Group with a history of losses do not recognize deferred tax assets related to their loss in the period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 20

7.5Net Loss and Loss per Share
Net loss for the three months ended September 30, 2024 was $0.3 million, representing a decrease of $8.9 million, from $9.2 million for the three months ended September 30, 2023. The decreased net loss was driven by decreased selling, general and administrative expenses, decreased business acquisition, integration and reorganization costs, decreased amortization of intangibles and depreciation of property and equipment, decreased net financial expenses, and decreased income tax expense, partially offset by decreased gross margin caused by lower revenues for the three months ended September 30, 2024, compared to the three months ended September 30, 2023. On a per share basis, this translated into a basic and diluted net loss per share of $0.00 for the three months ended September 30, 2024, compared to a basic and diluted net loss of $0.10 per share for the three months ended September 30, 2023.
Net loss for the six months ended September 30, 2024 was $3.0 million, representing a decrease of $13.4 million, from $16.4 million, for the six months ended September 30, 2023. The decreased net loss was driven by decreased selling, general and administrative expenses, including a $1.4 million reduction in expenses mainly related to impairment of property and equipment and right-of-use assets in the first quarter of last year, decreased business acquisition, integration and reorganization costs, decreased amortization of intangibles and depreciation of property and equipment, and decreased net financial expenses, partially offset by an increase in income tax expense and a decrease in gross margin caused by lower revenues for the six months ended September 30, 2024, compared to the six months ended September 30, 2023. On a per share basis, this translated into a basic and diluted net loss per share of $0.03 for the six months ended September 30, 2024, compared to a basic and diluted net loss of $0.17 per share for the six months ended September 30, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 21

7.6Adjusted Net Earnings and Adjusted Net Earnings per Share
The following table reconciles net loss to Adjusted Net Earnings:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Net loss	(270)	(9,176)	(3,032)	(16,421)
Business acquisition, integration and reorganization costs	549	2,663	1,332	3,768
Amortization of intangibles	4,635	6,177	9,279	13,001
Share-based compensation	1,039	1,595	2,724	3,673
Impairment of property and equipment and right-of-use assets and loss on lease termination	—	—	—	1,383
Severance	—	—	1,502	—
Effect of income tax related to above items	(693)	(1,001)	(1,599)	(2,154)
Adjusted Net Earnings (1)(2)	5,260	258	10,206	3,250
Basic and diluted loss per share	(0.00)	(0.10)	(0.03)	(0.17)
Adjusted Net Earnings per Share (1)(2)	0.05	0.00	0.11	0.03

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
2 Figures for the three and six months ended September 30, 2023 reflect adjustments for certain changes to the calculations and assumptions.
Adjusted Net Earnings amounted to $5.3 million for the three months ended September 30, 2024, representing an increase of $5.0 million from $0.3 million for the three months ended September 30, 2023, due primarily to decreased selling, general and administrative expenses, decreased depreciation of property and equipment and right-of-use assets, and decreased net financial expenses, partially offset by decreased gross margin caused by lower revenues and increased income tax expense. This translated into Adjusted Net Earnings per Share of $0.05 for the three months ended September 30, 2024, compared to $0.00 for the three months ended September 30, 2023.
Adjusted Net Earnings amounted to $10.2 million for the six months ended September 30, 2024, representing an increase of $6.9 million, or 214.0%, from $3.3 million for the six months ended September 30, 2023. As explained above, decreased selling, general and administrative expenses, decreased depreciation of property and equipment and right-of-use assets, decreased net financial expenses were partially offset by decreased gross margin caused by lower revenues and increased income tax expense. This translated into Adjusted Net Earnings per Share of $0.11 for the six months ended September 30, 2024, compared to $0.03 for the six months ended September 30, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 22

7.7Segment Reporting
Operating income by segment refers to operating income before head office general and administrative expenses and business acquisition, integration and reorganization costs, which are not considered when assessing the underlying financial performance of the reportable segments. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human resources and technology teams, which are not allocated to segments. This measure also excludes the effects of depreciation, amortization and foreign exchange loss (gain).
The following tables present the Company's operations based on reportable segments:

	For the three months ended September 30, 2024
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	59,642	46,808	5,064	111,514
Operating income by segment	8,690	7,536	514	16,740
Head office general and administrative expenses				8,481
Business acquisition, integration and reorganization costs				549
Foreign exchange loss (gain)				259
Operating income before depreciation and amortization				7,451
Depreciation and amortization				5,737
Operating income				1,714

	For the three months ended September 30, 2023
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	67,959	45,745	4,788	118,492
Operating income by segment	8,071	5,664	262	13,997
Head office general and administrative expenses				9,136
Business acquisition, integration and reorganization costs				2,663
Foreign exchange loss (gain)				112
Operating income before depreciation and amortization				2,086
Depreciation and amortization				7,675
Operating loss				(5,589)

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 23

	For the six months ended September 30, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	124,777	97,516	10,096	232,389
Operating income by segment	18,567	16,375	636	35,578
Head office general and administrative expenses				20,448
Business acquisition, integration and reorganization costs				1,332
Foreign exchange loss (gain)				242
Operating income before depreciation and amortization				13,556
Depreciation and amortization				11,476
Operating income				2,080

	For the six months ended September 30, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	144,946	94,989	10,152	250,087
Operating income by segment	16,041	14,104	974	31,119
Head office general and administrative expenses				20,664
Business acquisition, integration and reorganization costs				3,768
Foreign exchange loss (gain)				(16)
Operating income before depreciation and amortization				6,703
Depreciation and amortization				16,167
Operating income				(9,464)

For a discussion of revenue variances by segment, refer to section 7.1 titled “Revenues”.
Operating income by segment in Canada increased by $0.6 million, or 7.7%, to $8.7 million for the three months ended September 30, 2024, from $8.1 million for the three months ended September 30, 2023, due to decreased selling, general and administrative expenses related to operations, partially offset by decreased gross margin caused by lower revenues.
Operating income by segment in the U.S. increased by $1.8 million, or 33.1%, to $7.5 million for the three months ended September 30, 2024, from $5.7 million for the three months ended September 30, 2023, due to increased revenues and gross margin and decreased selling, general and administrative expenses related to operations.
Operating income for the international segment increased by $0.2 million, or 96.2%, to $0.5 million for the three months ended September 30, 2024, from $0.3 million for the three months ended September 30, 2023, due to increased gross margin.
Operating income by segment in Canada increased by $2.6 million, or 15.7%, to $18.6 million for the six months ended September 30, 2024, from $16.0 million for the six months ended September 30, 2023, due to decreased

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 24

selling, general and administrative expenses related to operations, partially offset by decreased gross margin caused primarily by lower revenues.
Operating income by segment in the U.S. increased by $2.3 million, or 16.1%, to $16.4 million for the six months ended September 30, 2024, from $14.1 million for the six months ended September 30, 2023, due to increased revenues and gross margin and decreased selling, general and administrative expenses related to operations.
Operating income for the international segment decreased by $0.4 million, or 34.7%, to $0.6 million for the six months ended September 30, 2024, from $1.0 million for the six months ended September 30, 2023, due to decreased gross margin and increased selling, general and administrative expenses related to operations.
7.8EBITDA and Adjusted EBITDA
The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Revenues	111,514	118,492	232,389	250,087
Net loss	(270)	(9,176)	(3,032)	(16,421)
Net financial expenses	1,502	3,073	3,874	6,293
Income tax expense	482	514	1,238	664
Depreciation	1,102	1,498	2,197	3,166
Amortization of intangibles	4,635	6,177	9,279	13,001
EBITDA (1)	7,451	2,086	13,556	6,703
EBITDA Margin (1)	6.7%	1.8%	5.8%	2.7%
Adjusted for:
Foreign exchange loss (gain)	259	112	242	(16)
Share-based compensation	1,039	1,595	2,724	3,673
Business acquisition, integration and reorganization costs	549	2,663	1,332	3,768
Impairment of property and equipment and right-of-use assets and loss on lease termination	—	—	—	1,383
Severance	—	—	1,502	—
Adjusted EBITDA (1)	9,298	6,456	19,356	15,511
Adjusted EBITDA Margin (1)	8.3%	5.4%	8.3%	6.2%

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
EBITDA amounted to $7.5 million for the three months ended September 30, 2024, representing an increase of $5.4 million, or 257.2%, from $2.1 million for the three months ended September 30, 2023. EBITDA Margin was equal to 6.7% for the three months ended September 30, 2024, compared to 1.8% for the three months ended September 30, 2023.
Adjusted EBITDA amounted to $9.3 million for the three months ended September 30, 2024, representing an increase of $2.8 million, or 44.0%, from $6.5 million for the three months ended September 30, 2023. As explained above, decreased selling, general and administrative expenses was partially offset by decreased

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 25

gross margin caused by lower revenues. Adjusted EBITDA Margin was 8.3% for the three months ended September 30, 2024, compared to 5.4% for the three months ended September 30, 2023.
EBITDA amounted to $13.6 million for the six months ended September 30, 2024, representing an increase of $6.9 million, or 102.2%, from $6.7 million for the six months ended September 30, 2023. EBITDA Margin was 5.8% for the six months ended September 30, 2024, compared to 2.7% for the six months ended September 30, 2023.
Adjusted EBITDA amounted to $19.4 million for the six months ended September 30, 2024, representing an increase of $3.9 million, or 24.8%, from $15.5 million for the six months ended September 30, 2023. As explained above, decreased selling, general and administrative expenses was partially offset by decreased gross margin caused by lower revenues. Adjusted EBITDA Margin was 8.3% for the six months ended September 30, 2024, compared to 6.2% for the six months ended September 30, 2023.
8. Bookings and Backlog
Bookings during the three months ended September 30, 2024 were $84.0 million, which translated into a Book-to-Bill Ratio of 0.75 for the quarter. The Book-to-Bill Ratio would be 0.85 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.
For the six months ended September 30, 2024, Bookings were $182.2 million, which translated into a Book-to-Bill ratio of 0.78. The Book-to-Bill Ratio would be 0.89 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.
Management believes information regarding Bookings can provide useful trend insight to investors regarding changes in the volume of new business over time. However, contracts typically provide termination clauses at the option of the customer. Furthermore, modifications of the scope of work and demand-driven usage may occur. As such, the amount of the contract actually realized could materially differ from the initial Bookings.
As at September 30, 2024, Backlog represented approximately 16 months of trailing twelve-month revenues. The Backlog includes revenue agreements for projects which may extend beyond twelve months.
Management believes that Backlog information can provide useful trend insight to investors regarding changes in management’s best estimate of future revenues stemming from signed revenue agreements. However, contracts typically provide termination clauses at the option of the customer. Furthermore, modifications of the scope of work and demand-driven usage may occur. There can be no assurance that subsequent cancellations or scope adjustments will not occur, that the Backlog will ultimately result in earnings, or when the related revenues and earnings from such Backlog will be recognized. As such, the amount of the contract actually realized could materially differ from the amount included in Backlog at a given date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 26

9. Liquidity and Capital Resources
9.1Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility, secured loans and subordinated unsecured loans, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the three and six months ended September 30, 2024 and 2023:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Net cash from (used in) operating activities	2,982	(17,280)	19,678	(9,683)
Net cash used in investing activities	(433)	(71)	(672)	(307)
Net cash used in financing activities	(966)	(1,889)	(15,508)	(4,406)
Effect of exchange rate changes on cash	14	187	72	(101)
Net change in cash	1,597	(19,053)	3,570	(14,497)
Cash, beginning of period	10,832	27,139	8,859	22,583
Cash, end of period	12,429	8,086	12,429	8,086

9.2Cash Flows - Operating Activities
For the three months ended September 30, 2024, net cash from operating activities was $3.0 million, representing an increase of $20.3 million, or 117.3%, from net cash used in operating activities of $17.3 million for the three months ended September 30, 2023. The cash flows for the three months ended September 30, 2024 resulted primarily from the net loss of $0.3 million, plus $8.2 million of adjustments to the net loss, consisting primarily of non-cash items such as depreciation and amortization, share-based compensation, and deferred taxes, and of net financial expenses, partially offset by unrealized foreign exchange gain, and by $5.0 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended September 30, 2023 resulted primarily from the net loss of $9.2 million, plus $12.8 million of adjustments to the net loss, consisting primarily of non-cash items such as depreciation and amortization, share-based compensation, deferred taxes, and unrealized foreign exchange loss, and of net financial expenses, partially offset by $20.9 million in unfavorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $5.0 million during the three months ended September 30, 2024 consisted primarily of a $8.6 million increase in accounts receivable and other receivables, a $1.9 million increase in tax credits receivable, and a $3.9 million decrease in accounts payable and accrued liabilities, partially offset by a $7.6 million decrease in unbilled revenues, $0.9 million decrease in prepaids, and a $0.8 million decrease in other assets, and a $0.1 million increase in deferred revenues. For the three months ended September 30, 2023, unfavorable changes in non-cash working capital items of $20.9 million consisted primarily of a $12.2 million decrease in accounts payable and accrued liabilities, $6.2 million increase in accounts receivable and other receivables, a $3.1 million increase in unbilled revenues, a $1.0 million increase

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 27

in tax credits receivable, and a $0.6 million increase in other assets, partially offset by a $1.5 million decrease in prepaids and a $0.6 million increase in deferred revenues.
For the six months ended September 30, 2024, net cash from operating activities was $19.7 million, representing an increase of $29.4 million, or 303.2%, from net cash used in operating activities of $9.7 million for the six months ended September 30, 2023. The cash flows for the six months ended September 30, 2024 resulted primarily from the net loss of $3.0 million, plus $18.3 million of adjustments to the net loss, consisting primarily of non-cash items such as depreciation and amortization, share-based compensation, and deferred taxes, and of net financial expenses, and $4.4 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the six months ended September 30, 2023 resulted primarily from the net loss of $16.4 million, plus $26.9 million of adjustments to the net loss, consisting primarily of non-cash items such as depreciation and amortization, share-based compensation, impairment of property and equipment and right-of-use assets, deferred taxes, and unrealized foreign exchange loss, and of net financial expenses, partially offset by the cash settlement of RSUs, and by $20.2 million in unfavorable changes in non-cash working capital items.
Favorable changes in non-cash working capital items of $4.4 million during the six months ended September 30, 2024 consisted primarily of a $6.5 million decrease in accounts receivable and other receivables, a $5.9 million decrease in tax credits receivable, a $0.8 million decrease in other assets, and a $0.1 million decrease in unbilled revenues, partially offset by a $7.6 million decrease in accounts payable and accrued liabilities, and a $1.4 million decrease in deferred revenues. For the six months ended September 30, 2023, unfavorable changes in non-cash working capital items of $20.2 million during the six months ended September 30, 2023 consisted primarily of a $17.8 million decrease in accounts payable and accrued liabilities, a $3.4 million increase in tax credits receivable, a $0.7 million decrease in deferred revenues, and a $0.5 million increase in other assets, partially offset by a $1.1 million decrease in unbilled revenues, $0.5 million decrease in accounts receivable and other receivables, and $0.5 million decrease in prepaids.
9.3Cash Flows - Investing Activities
For the three months ended September 30, 2024, net cash used in investing activities was $0.4 million, representing an increase of 0.3 million, from 0.1 million for the three months ended September 30, 2023. The cash used in the three months ended September 30, 2024 and 2023 resulted primarily from purchases of property and equipment as part of the ordinary course of business.
For the six months ended September 30, 2024, net cash used in investing activities was $0.7 million, representing an increase of $0.4 million, from $0.3 million for the six months ended September 30, 2023. The cash used in the six months ended September 30, 2024 and 2023 resulted from purchases of property and equipment and intangibles as part of the ordinary course of business.
9.4     Cash Flows - Financing Activities
For the three months ended September 30, 2024, net cash used in financing activities was $1.0 million, representing a decrease of $0.9 million, from $1.9 million for the three months ended September 30, 2023. The cash flows for the three months ended September 30, 2024 resulted primarily from $30.2 million in long-term debt repayments, $1.4 million in financial expenses paid, $1.2 million in repayments of lease liabilities, $0.2 million in shares purchased for cancellation, partially offset by $32.0 million in proceeds from long-term debt, net of related transaction costs, as described in section 9.6. In comparison, the cash flows for the three

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 28

months ended September 30, 2023 resulted primarily from $37.4 million in long-term debt repayments, $2.9 million in net financial expenses paid, $1.0 million in repayments of lease liabilities, and $0.2 million in shares purchased for cancellation, partially offset by $39.6 million in proceeds from long-term debt, net of related transaction costs.
For the six months ended September 30, 2024, net cash used in financing activities was $15.5 million, representing an increase of $11.1 million, from $4.4 million for the six months ended September 30, 2023. The cash flows for the six months ended September 30, 2024 resulted primarily from $75.0 million in long-term debt repayments, $3.6 million in financial expenses paid, $2.7 million in repayments of lease liabilities, $0.4 million in shares purchased for cancellation, and $0.1 million in Subordinate Voting Shares purchased on the open market by the Share Unit Plan's ("SUP") administrative agent in connection with the settlement of RSUs, partially offset by $66.3 million in proceeds from long-term debt, net of related transaction costs, as described in section 9.6. In comparison, the cash flows for the six months ended September 30, 2023 resulted primarily from $70.4 million in proceeds from long-term debt, net of transaction costs, partially offset by $66.6 million in long-term debt repayments, $5.9 million in net financial expenses paid, $2.0 million in repayments of lease liabilities, and $0.3 million in shares purchased for cancellation.
9.5Capital Resources
Alithya’s capital consists of cash, long-term debt, and total equity. Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’, and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations, to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.
In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash and, where applicable, borrowings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 29

9.6    Long-Term Debt and Net Debt
The following table summarizes the Company’s long-term debt:

As at	September 30,	March 31,
(in $ thousands)	2024	2024
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	85,183	81,073
Secured loans	—	8,537
Subordinated unsecured loans (b)	20,000	20,000
Balance of purchase price payable with a nominal value of $4,210,000 (US$3,115,000) (March 31, 2024 - $8,436,000 (US$6,230,000)), non-interest bearing (4.4% effective interest rate), payable in annual installments of $4,210,000 (US$3,115,000), maturing on July 1, 2025	4,078	8,172
Unamortized transaction costs (net of accumulated amortization of $293,000 and $215,000)	(290)	(400)
	108,971	117,382
Current portion of long-term debt	4,078	12,687
	104,893	104,695

(a) The Credit Facility is available to a maximum amount of $140,000,000 which can be increased under an accordion provision to $190,000,000, under certain conditions, and can be drawn in Canadian dollars and the equivalent amount in U.S. dollars. It is available in prime rate advances, CORRA advances, SOFR advances and letters of credit of up to $2,500,000.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.75%, or CORRA or SOFR rates, plus an applicable margin ranging from 2.00% to 3.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios. As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Company is required to maintain certain financial covenants which are measured on a quarterly basis.
The Credit Facility matures on April 1, 2026 and is renewable for additional one-year periods at the lender’s discretion, provided that the term of the Credit Facility never exceeds three years at a given time.
(b) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2026 and are renewable for one additional year at the lender’s discretion. For the period up to October 1, 2025, the first $10,000,000 bears fixed interest rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on threshold limits for certain financial ratios. The interest rates for the period between October 1, 2025 to October 1, 2026 will be communicated by the lender at the latest fifteen days prior to October 1, 2025. Once communicated, the Company will have the option to partially or fully repay the loans, without penalties, by October 1, 2025 at the latest.
Under the terms of the loans, the Company is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 30

(a)(b) The Company was in compliance with all of its financial covenants as at September 30, 2024 and March 31, 2024.
Total long-term debt as at September 30, 2024 decreased by $8.4 million, to $109.0 million, from $117.4 million as at March 31, 2024, due primarily to the repayments of $8.5 million in secured loans and $4.1 million of the balance of purchase price payable, offset by an increase of $4.1 million in amounts drawn under the Credit Facility.
As at September 30, 2024, cash amounted to $12.4 million and $85.2 million was drawn under the Credit Facility and classified as long-term debt. In comparison, as at March 31, 2024, cash amounted to $8.9 million and $81.1 million was drawn under the Credit Facility and classified as long-term debt.
The following table reconciles long-term debt to Net Debt(1):

As at	September 30,	March 31,
(in $ thousands)	2024	2024
	$	$
Current portion of long-term debt	4,078	12,687
Non-current portion of long-term debt	104,893	104,695
Total long-term debt	108,971	117,382
Less:
Cash	12,429	8,859
Net Debt	96,542	108,523

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
During the six months ended September 30, 2024, Alithya's Net Debt decreased primarily as a result of the decrease in long-term debt, as explained above, and an increase in cash.
9.7    Contractual Obligations
Alithya is committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and technology licenses and infrastructure. Please refer to section 10.7 of Alithya's MD&A for the year ended March 31, 2024 for an overview of such obligations as at such date. There have been no material changes with respect to contractual obligations since March 31, 2024 outside of Alithya’s ordinary course of business.
9.8Off-Balance Sheet Arrangements
Alithya uses off-balance sheet financing for operating commitments for technology licenses and infrastructure. Please refer to section 10.8 of Alithya's MD&A for the year ended March 31, 2024 and Note 15 of the annual audited consolidated financial statements for the same period for an overview of such arrangements as at such date. There have been no material changes with respect to off-balance sheet arrangements since March 31, 2024 outside of Alithya’s ordinary course of business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 31

10. Share Capital
In the context of the discussion on share capital, Alithya Group inc. will be referred to as the “Company”. The details of Alithya's share capital are fully described in Note 4 of Alithya's interim condensed consolidated financial statements.
10.1Normal Course Issuer Bid
On September 13, 2023, the Company’s Board of Directors authorized and subsequently the TSX approved the renewal of its normal course issuer bid ("NCIB"). Under the NCIB, the Company was allowed to purchase for cancellation up to 2,411,570 (previously 2,491,128) Subordinate Voting Shares, representing 5% of the Company’s public float as of the close of markets on September 7, 2023.
The NCIB commenced on September 20, 2023 and ended on September 19, 2024 (previously between September 20, 2022 and September 19, 2023). All purchases of Subordinate Voting Shares were made by means of open market transactions at their market price at the time of acquisition.
In connection with the NCIB, the Company had entered into an automatic share purchase plan (“ASPP”) with a designated broker. The ASPP allowed the designated broker, to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
The Company did not renew its NCIB program following the end of the program on September 19, 2024.
10.2Other
During the six months ended September 30, 2024, the Company committed to the issuance of RSUs under the SUP and PSUs under the Long Term Incentive Plan to certain eligible employees as part of their long-term incentives for the fiscal year ending March 31, 2025. The terms and conditions of the awards were not finalized as at September 30, 2024.The estimated total fair values are based on a percentage of the eligible employees’ annual base salary and represent $2,501,000 for RSUs and $2,291,000 for PSUs. The RSUs and PSUs will vest in the first quarter of the year ending March 31, 2028 and the related expense is recognized over the vesting period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 32

11. Eight Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,
	2022	2023	2023	2023	2023	2024	2024	2024
Revenues	130,780	136,224	131,595	118,492	120,498	120,540	120,875	111,514
Cost of revenues	91,562	95,492	93,502	83,701	82,819	81,793	82,345	77,386
Gross margin	39,218	40,732	38,093	34,791	37,679	38,747	38,530	34,128
	30.0%	29.9%	28.9%	29.4%	31.3%	32.1%	31.9%	30.6%
Operating expenses
Selling, general and administrative expenses	31,196	35,978	32,499	29,930	29,521	29,608	31,659	25,869
Business acquisition, integration and reorganization costs	1,290	12,166	1,105	2,663	1,030	(1,414)	783	549
Depreciation	1,634	1,721	1,668	1,498	1,444	1,303	1,095	1,102
Amortization of intangibles	7,397	8,693	6,824	6,177	5,299	4,795	4,644	4,635
Foreign exchange loss (gain)	163	96	(128)	112	(34)	152	(17)	259
	41,680	58,654	41,968	40,380	37,260	34,444	38,164	32,414
Operating (loss) income	(2,462)	(17,922)	(3,875)	(5,589)	419	4,303	366	1,714
Net financial expenses	2,664	2,577	3,220	3,073	3,302	2,262	2,372	1,502
(Loss) income before income taxes	(5,126)	(20,499)	(7,095)	(8,662)	(2,883)	2,041	(2,006)	212
Income tax expense (recovery)	379	(506)	150	514	(346)	(257)	756	482
Net (loss) earnings	(5,505)	(19,993)	(7,245)	(9,176)	(2,537)	2,298	(2,762)	(270)
Basic and diluted (loss) earnings per share	(0.06)	(0.21)	(0.08)	(0.10)	(0.03)	0.02	(0.03)	(0.00)

Quarterly variances in Alithya's results can be attributed primarily to seasonality and customer investment cycles. The revenues generated by Alithya's consultants are impacted by the number of working days in a particular quarter, which can vary as a result of vacations and other paid time off and statutory holidays. Similarly, customer information technology investment cycles are also affected by the seasonality of their own operations.
Over the eight-quarter period, revenues have fluctuated due to reductions in information technology investments in the financial services sector and certain clients' projects reaching maturity. Gross margin as a percentage of revenues has generally followed an increasing trend, mainly due to higher billing rates and utilization, improved project performance, and a steady migration towards higher value-added services. Selling, general and administrative expenses have fluctuated due to business acquisitions, net of possible synergies, and in the recent quarters employee compensation expense, namely annual salary increases, variable compensation, and severance consisting of termination and benefit costs for key management personnel. The decrease trend was mainly as a result of the review of Alithya's cost structure initiated in the fourth quarter of fiscal 2022 and the modifications undertaken in the quarters that followed, and workforce reductions in response to the current economic environment, incurred in recent quarters. As a percentage of consolidated revenues, total selling, general and administrative expenses have varied due to business acquisitions, cost structure reviews, and as a result of the variations in revenues discussed above. Other expenses, such as business acquisition, integration and reorganization costs, depreciation, amortization of intangibles, and net financial expenses, have also varied as a result of business acquisitions and the subsequent integration activities and requirements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 33

12. Critical Accounting Estimates
The preparation of Alithya’s interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the interim condensed consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
The Q2 Financial Statements have been prepared in accordance with the accounting policies adopted in the most recent annual audited consolidated financial statements for the year ended March 31, 2024. The accounting policies have been applied consistently by all entities of the Company.
13. Accounting Standard Amendments Effective for the Year Ending March 31, 2025
The following amendments to existing standards were adopted by the Company on April 1, 2024:
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. After reconsidering certain aspects of the 2020 amendments, the IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Additional disclosure will be required to help users understand the risk that those liabilities could become repayable within twelve months after the reporting date. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. The amendments to IAS 1 apply retrospectively and are effective for annual periods beginning on or after January 1, 2024. The amendments of IAS 1 had no impact on the Company’s interim condensed consolidated financial statements.
14. New Accounting Standards and Interpretations Issued but Not Yet Effective
At the date of authorization of the interim condensed consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 34

Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
IFRS 18 - Presentation and Disclosures in Financial Statements
On April 9, 2024, the IASB published the new IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements.
IFRS 18 covers four main areas:
•Introduction of defined subtotals and categories in the statement of profit or loss
•Introduction of requirements to improve aggregation and disaggregation
•Introduction of disclosures about management-defined performance measures (MPMs) in the notes to the financial statements
•Targeted improvements to the statement of cash flows by amending IAS 7 – Statement of Cash Flows
IFRS 18 applies retrospectively and is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
IFRS 7 and IFRS 9 - Classification and measurement of Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The standard amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system. Furthermore, they clarify the description of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial instruments with contractual terms that can change cash flows, and equity instruments classified at fair value through other comprehensive income. The amendments to IFRS 7 and IFRS 9 apply retrospectively and are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
15. Risks and Uncertainties
Alithya is subject to a number of risks and uncertainties and is affected by a number of factors which could have a material adverse effect on Alithya's financial position, financial performance, cash flows, business or reputation. These risks should be considered when evaluating an investment in Alithya and may, among other things, cause a decline in the price of the Subordinate Voting Shares.
Such risks and uncertainties include, but are not limited to, those discussed in the section entitled “Risks and Uncertainties” of the Company's MD&A for the fiscal year ended March 31, 2024, all of which are hereby incorporated by reference.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 35

16. Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting
Disclosure Controls and Procedures
Management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) which are designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these DC&P, as defined under National Instrument 52-109 – Issuers’ annual and interim filings (“NI 52-109”) adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2024. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s DC&P were not effective as of March 31, 2024 due to the material weakness in internal control over financial reporting described below.
Internal Control over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined under NI 52-109 adopted by Canadian securities regulators and in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s ICFR are designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by management and other key employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The effectiveness of the Company’s ICFR was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2024 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s ICFR was not effective as of March 31, 2024 due to the material weakness described below.
A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
In connection with the Company’s evaluation of ICFR, management identified a material weakness related to the control activities in its revenue processes. Notwithstanding the existence of a material weakness, management has concluded that the Company’s interim condensed consolidated financial statements for the three-month and six-month periods ended September 30, 2024 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS, and confirms that this material weakness did not result in (i) any material adjustments to the Company’s interim

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 36

condensed consolidated financial statements for the three-month and six-month periods ended September 30, 2024 and (ii) there were no changes to previously released financial results. However, as previously disclosed, because the material weakness creates a reasonable possibility that a material misstatement to our financial statements would not be prevented or detected on a timely basis, it was concluded that as of March 31, 2024, the Company’s ICFR was not effective.
Remediation Plan
Management, with the oversight of the Audit and Risk Management Committee, continues to implement remediation measures designed to ensure that the deficiencies in the Company’s ICFR that resulted in a material weakness are remediated. The remediation actions include providing additional training to control operators as well as improving documentary evidence protocols at the control execution level. Although management expects that the remediation of deficiencies in key controls related to its revenue processes which resulted in the occurrence of a material weakness will be completed during the year ending March 31, 2025, there is no assurance as to when such remediation will be completed, nor if the remediation measures put in place will be effective to remediate such deficiencies. The material weakness will also not be considered fully remediated until the applicable internal controls operate for a sufficient period of time and management has concluded, through testing, that these internal controls are operating effectively.
Changes in Internal Control over Financial Reporting
Other than the impacts of the ongoing remediation plan described above, there have been no changes in the Company’s ICFR during the quarter ended September 30, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.
Auditor’s Report on Internal Control over Financial Reporting
The effectiveness of ICFR as of March 31, 2024 has been audited by KPMG LLP, (“KPMG”), the Company’s independent registered public accounting firm. In view of the above, KPMG has expressed an adverse opinion on the Company’s ICFR as of March 31, 2024.
Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management recognizes that any DC&P and ICFR, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, DC&P and ICFR may not prevent or detect all errors or misstatements on a timely basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2024	| 37